Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated July 31, 2020, and the related Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Merger Sub (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Merger Sub becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Merger Sub will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Merger Sub cannot do so, Merger Sub will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, Òblue skyÓ or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
GlobalSCAPE, Inc.,
a Delaware corporation,
at
$9.50 Net Per Share
Pursuant to the Offer to Purchase dated July 31, 2020
by
Grail Merger Sub, Inc.,
a wholly owned subsidiary of
Help/Systems, LLC

Grail Merger Sub, Inc., a Delaware corporation (ÒMerger SubÓ), and a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (ÒParentÓ), is offering to purchase all outstanding shares (the ÒSharesÓ) of common stock, par value $0.001 per share, of GlobalSCAPE, Inc., a Delaware corporation (the ÒCompanyÓ), at a purchase price of $9.50 per Share (the ÒOffer PriceÓ), subject to any required withholding of taxes, net to the seller in cash without interest, on the terms and subject to the conditions set forth in the Offer to Purchase (the ÒOffer to PurchaseÓ) and in the related Letter of Transmittal (the ÒLetter of TransmittalÓ, which, together with the Offer to Purchase and related materials, as each may be amended or supplemented from time to time, constitutes the ÒOfferÓ). If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Co., LLC (the ÒDepositaryÓ), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Merger Sub. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 19, 2020 (the ÒMerger AgreementÓ), among Parent, Merger Sub, the Company, and solely with respect to certain sections therein, HS Purchaser, LLC, a Delaware limited liability company, and Help/Systems Holdings, Inc., a Delaware corporation. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Merger Sub and the Company will merge (the ÒMergerÓ), with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 27, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to the satisfaction or waiver (where applicable) of a number of conditions set forth in the Merger Agreement (the ÒOffer ConditionsÓ), including, among other things:
• there being validly tendered and not validly withdrawn prior to one (1) minute after 11:59 p.m., New York City time, on August 27, 2020 or such subsequent date to which the expiration of the Offer is extended in accordance with the Merger Agreement, that number of Shares which, considered together with all other Shares, if any, beneficially owned by Parent and its affiliates, but excluding, for the avoidance of doubt, any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, represent one more than 50% of the sum of (x) the total number of Shares outstanding at the expiration of the Offer, plus (y) the aggregate number of Shares then issuable to holders of options to purchase Shares (ÒCompany OptionsÓ) from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which such Shares have not yet been issued to such exercising holders of Company Options) (the ÒMinimum Tender ConditionÓ);
• that the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ÒHSR ActÓ), relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger under the HSR Act will have expired or otherwise been terminated; and
• other customary conditions.
Parent and Merger Sub may waive any condition, in whole or in part, at any time and from time to time and in the sole discretion of Parent or Merger Sub (except for the Minimum Tender Condition, which is non-waivable), subject in each case to the terms of the Merger Agreement and applicable law. A more detailed discussion of the Offer Conditions is contained in the Offer to Purchase.
THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.
After careful consideration, the Company’s board of directors has (a) determined that it is in the best interests of the Company and its stockholders, and approved and declared advisable the Merger Agreement, the Offer, the Merger and other transactions contemplated by the Merger Agreement (collectively, the ÒTransactionsÓ), (b) approved the execution and delivery of the Merger Agreement by the Company, the performance by the Company of its covenants and other obligations in the Merger Agreement, and the consummation of the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement, (c) resolved that the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the ÒDGCLÓ), and (d) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Merger Sub, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub intends to effect the Merger.
No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with applicable legal requirements will have appraisal rights under the DGCL.
Upon the terms and subject to the conditions of the Merger Agreement, if the Minimum Tender Condition is satisfied and Merger Sub accepts Shares for payment pursuant to the Offer, the Merger will be consummated, in accordance with Section 251(h) of the DGCL, as soon as practicable after Merger Sub accepts for payment Shares tendered pursuant to the Offer, without a meeting of the stockholders of the Company.
Subject to the terms of the Merger Agreement and to the extent permitted by applicable law, Merger Sub expressly reserves the right to waive any Offer Conditions (except for the Minimum Tender Condition, which is non-waivable), or modify the terms of the Offer.
Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission, Merger Sub reserves the right, and under certain circumstances Merger Sub may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase.
Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer (the ÒExpiration TimeÓ) in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Securities Exchange Act of 1934, as amended (the ÒExchange ActÓ).
For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Time if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Merger Sub and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (ÒDTCÓ) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Further, if Merger Sub has not accepted Shares for payment by September 29, 2020, they may be withdrawn at any time prior to the acceptance for payment after that date. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub or Parent, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Merger Sub, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Time.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.
The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.
Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Merger Sub’s expense. Merger Sub will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

[MacKenzie Partners, Inc. logo]
1407 Broadway
New York, New York 10018
(212) 929-5500
or
Call Toll Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

July 31, 2020